Exhibit 99.2

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	NYSE: SVM	July 29, 2010
TSX: SVM

SILVERCORP TO ANNOUNCE FIRST QUARTER RESULTS & HOLD ANALYST CONFERENCE CALL

VANCOUVER, British Columbia – July 29, 2010 – Silvercorp Metals Inc. (“Silvercorp”) plans to release its unaudited first quarter results for the period ended June 30, 2010, on Thursday, August 12, 2010, after the close of the market.

Silvercorp’s management will hold a conference call on Friday, August 13, 2010, at 8:00 a.m. PT/11:00 a.m. ET to discuss the results with analysts. Shareholders, media and interested investors are invited to listen to the live conference call over the internet by going to www.silvercorp.ca and clicking on the conference call link on the home page or over the phone by dialing (612) 234-9959 just prior to the starting time. Analysts who wish to receive the toll-free dial-in number for this conference call are invited to contact Silvercorp at (604) 669-9397 or via email to investor@silvercorp.ca no later than 2:00 p.m. PST on Thursday, August 12, 2010. All participants will be asked to register with the conference call operator.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation and development of four silver-lead-zinc mines at the highly profitable Ying Mining Camp in the Henan Province of China. The company is also applying for a mining permit at the GC property in the Guangdong Province to establish a second base for production in China. Additionally, Silvercorp recently acquired the Silvertip project in northern British Columbia, Canada, as an additional platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information:

SILVERCORP METALS INC. Rui Feng, Chairman/CEO & Lorne Waldman, Corporate Secretary Phone:(604) 669-9397, Toll Free Phone: 1-888-224-1881 Fax: (604) 669-9387, Email: info@silvercorp.ca, website: www.silvercorp.ca.